EXHIBIT 99.1

Legend Biotech Unveils Groundbreaking 5-Year Survival Data for CARVYKTI® in Multiple Myeloma at 2025 ASCO Annual Meeting

  Oral presentation of CARTITUDE-1 study data showcases long-term outcomes after a single infusion of CARVYKTI® with one-third of patients with relapsed/refractory multiple myeloma progression-free for ≥5 years
  CARTITUDE-4 subgroup analyses featured in a poster presentation highlight consistent, durable progression-free and overall survival benefit vs. standard therapies across cytogenetic risk groups as early as second-line therapy
  Promising early results from ongoing Phase 1 dose-escalation studies of LB1908 in gastroesophageal cancers and LB2102 in lung cancers underscore potential of next-generation cell therapies

SOMERSET, N.J., June 03, 2025 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, announced today new long-term results from the CARTITUDE-1 study in heavily pretreated relapsed/refractory multiple myeloma (RRMM) patients. RRMM patients were treated with a single infusion of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) with no maintenance or subsequent myeloma therapy. Notably, an unprecedented 33% (32 of 97) of patients remained progression-free for five years or more.

These data were featured in an oral presentation at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting (Abstract #7505). To date, more than 6,500 patients have been treated with CARVYKTI®, the first and only CAR T-cell treatment in multiple myeloma to show overall survival benefit vs. standard of care.

In a subset of 12 patients from a single center from this analysis who underwent serial minimal residual disease (MRD) assessments, all 12 patients remained progression-free ≥5 years, were MRD-negative and showed no disease on annual PET/CT scans for five years.

“The durability and consistency we’re seeing with CARVYKTI in the CARTITUDE-1 study is truly remarkable,” said Sundar Jagannath, M.D., Network Director, Multiple Myeloma Center of Excellence for Multiple Myeloma at The Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai, New York. “These data offer real hope for long-term disease control in a population that previously had limited options.” ‡

At median follow-up of 61.3 months in CARTITUDE-1 (n=97), patients treated with CARVYKTI® demonstrated a median OS of 60.7 months (95% CI, 41.9–NE). Thirty-two patients (33%) remained progression-free for ≥5 years after a single CARVYKTI® infusion, with no further multiple myeloma treatment. These patients had a median age of 60 years (range, 43-78), received a median of 6.5 prior lines of therapy (range, 3-14), and included patients with high-risk cytogenetics (23.3%), with extramedullary disease (EMD) (12.5%), triple-class refractory disease (90.6%), and penta-drug refractory disease (46.9%). Prior to enrollment, their median time to progression following the last line of therapy was four months.

Safety signals were consistent with the known benefit/risk safety profile of CARVYKTI®. No new movement or neurocognitive treatment-emergent adverse events (MNTs)/parkinsonism were reported. Two new cases of second primary malignancies were reported, both solid tumors.

These data were also simultaneously published in the Journal of Clinical Oncology.

“This five-year survival data highlights the potential of CARVYKTI to fundamentally change treatment expectations for patients with relapsed or refractory multiple myeloma,” said Mythili Koneru, M.D., Ph.D., Chief Medical Officer of Legend Biotech. “For one-third of these heavily pre-treated patients to remain progression-free for five years after a single infusion—and without needing further myeloma therapy—represents a potential paradigm shift in how we treat relapsed or refractory multiple myeloma.”

In addition to the long-term survival data, the following updates were provided during poster presentations:

CARTITUDE-4: Data from intent-to-treat high-risk subgroups show CARVYKTI® improved progression-free survival (PFS) and overall survival (OS) versus standard therapy (Abstract #7539)

CARTITUDE-4 is a Phase 3 study evaluating CARVYKTI® versus two standard of care (SOC) therapies of pomalidomide, bortezomib, and dexamethasone (PVd) or daratumumab, pomalidomide, dexamethasone (DPd) in patients with relapsed, lenalidomide-refractory multiple myeloma after one to three prior lines of therapy, including a proteasome inhibitor (PI) and an immunomodulatory agent (IMiD).

At median follow-up of 33.6 months, CARVYKTI® demonstrated consistent and durable benefit in PFS and OS compared with SOC across high-risk subgroups, including cytogenetic risk groups, EMD status, and number of prior lines of therapy.

  In patients with EMD (CARVYKTI®, n=21; standard therapies, n=18):
    Median PFS was 13 months with CARVYKTI® versus 4 months with standard therapies (HR, 0.71 [95% CI, 0.34–1.49])
    Median OS was not reached (NR) with CARVYKTI® versus 16 months with standard therapies (HR, 0.61 [95% CI, 0.26–1.47])
  By 1, 2, or 3 prior lines of therapy (pLOT) (CARVYKTI®, n=68, 83, 57; standard therapies, n=68, 87, 56):
    In patients with one pLOT:
      Median PFS was NR with CARVYKTI® versus 17 months with standard therapies (HR, 0.41 [95% CI, 0.25–0.67])
      Median OS was NR with CARVYKTI® versus NR with standard therapies (HR, 0.56 [95% CI, 0.28–1.11])
    In patients with two pLOT:
      Median PFS was NR with CARVYKTI® versus 12 months with standard therapies (HR, 0.30 [95% CI, 0.19–0.49])
      Median OS was NR with CARVYKTI® versus NR with standard therapies (HR, 0.63 [95% CI, 0.36–1.09])
    In patients with three pLOT:
      Median PFS was NR with CARVYKTI® versus 8 months with standard therapies (HR, 0.20 [95% CI, 0.11–0.34])
      Median OS was NR with CARVYKTI® versus 34 months with standard therapies (HR, 0.49 [95% CI, 0.26–0.91])

These data further support a favorable benefit-risk profile for CARVYKTI® as early as after first relapse for multiple myeloma patients who are lenalidomide-refractory and have a poor prognosis.

Solid Tumor Pipeline

LB1908: Preliminary results of a Phase 1 study of a CLDN18.2-targeted CAR T-cell therapy show manageable safety and antitumor activity in patients with gastroesophageal cancers (Abstract #4022)

Interim data from a Phase 1, first-in-human, open-label, multicenter study of LB1908, an autologous CAR-T targeting Claudin 18.2, were presented in patients with advanced gastric, gastroesophageal, and esophageal adenocarcinoma (GC/GEJC/EC) who are relapsed or refractory to one or more prior line of therapy and whose tumors express CLDN18.2 in 50% or more tumor cells.

LB1908 demonstrated peripheral expansion and early signs of antitumor activity at the lowest dose tested, with a manageable safety profile. A toxicity mitigation strategy was implemented to address on-target gastric mucosal injury, which successfully reduced toxicity without compromising CAR-T expansion or antitumor activity. Additional data, including longer follow-up and outcomes from patients treated at higher dose levels, were also presented.

LB2102: Preliminary results of a Phase 1 study of a DLL3-targeted CAR-T cell therapy demonstrate promising safety and tolerability in patients with lung cancers (Abstract #8104)

Interim data from a Phase 1, open-label, multicenter study of LB2102, a DLL3-targeted autologous CAR-T cell therapy armored with dnTGFßRII, were presented in patients with relapsed or refractory small-cell lung cancer (SCLC) and large cell neuroendocrine carcinoma (LCNEC) who have received at least one prior line of therapy.

LB2102 was well tolerated, with no dose-limiting toxicities (DLTs) observed through Dose Level 4 (4 x 10⁶ CAR+ T cells/kg). Encouraging signs of dose-dependent efficacy have been observed at higher dose levels, with clinical responses appearing to correlate with CAR-T cell expansion. These preliminary findings support continued dose escalation and further clinical evaluation.

In November 2023, Legend Biotech entered an exclusive, global license agreement with Novartis Pharma AG for certain of our CAR-T cell therapies targeting DLL3, including LB2102.

Under the license agreement, Legend Biotech is responsible for conducting the Phase 1 clinical trial for LB2102 in the U.S. Novartis is responsible for conducting all other development for licensed products.

“We are proud of the peer recognition for the breadth and depth of our new data in hematologic and solid tumor cancers,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. "Legend is working to leverage cutting-edge cell therapy modalities to create paradigm-shifting treatments and potential cures for cancer patients."

CARVYKTI® IMPORTANT SAFETY INFORMATION

WARNING: CYTOKINE RELEASE SYNDROME, NEUROLOGIC TOXICITIES, HLH/MAS, PROLONGED and RECURRENT CYTOPENIA, and SECONDARY HEMATOLOGICAL MALIGNANCIES

Cytokine Release Syndrome (CRS), including fatal or life-threatening reactions, occurred in patients following treatment with CARVYKTI ®. Do not administer CARVYKTI ® to patients with active infection or inflammatory disorders. Treat severe or life-threatening CRS with tocilizumab or tocilizumab and corticosteroids.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS), which may be fatal or life-threatening, occurred following treatment with CARVYKTI ®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS. Monitor for neurologic events after treatment with CARVYKTI ®. Provide supportive care and/or corticosteroids as needed.

Parkinsonism and Guillain-Barré syndrome (GBS) and their associated complications resulting in fatal or life-threatening reactions have occurred following treatment with CARVYKTI ®.

Hemophagocytic Lymphohistiocytosis/Macrophage Activation Syndrome (HLH/MAS), including fatal and life-threatening reactions, occurred in patients following treatment with CARVYKTI ®. HLH/MAS can occur with CRS or neurologic toxicities.

Prolonged and/or recurrent cytopenias with bleeding and infection and requirement for stem cell transplantation for hematopoietic recovery occurred following treatment with CARVYKTI ®.

Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred in patients following treatment with CARVYKTI ®. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI ®.

CARVYKTI ® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS Program.

WARNINGS AND PRECAUTIONS

INCREASED EARLY MORTALITY - In CARTITUDE-4, a (1:1) randomized controlled trial, there was a numerically higher percentage of early deaths in patients randomized to the CARVYKTI® treatment arm compared to the control arm. Among patients with deaths occurring within the first 10 months from randomization, a greater proportion (29/208; 14%) occurred in the CARVYKTI® arm compared to (25/211; 12%) in the control arm. Of the 29 deaths that occurred in the CARVYKTI® arm within the first 10 months of randomization, 10 deaths occurred prior to CARVYKTI® infusion, and 19 deaths occurred after CARVYKTI® infusion. Of the 10 deaths that occurred prior to CARVYKTI® infusion, all occurred due to disease progression, and none occurred due to adverse events. Of the 19 deaths that occurred after CARVYKTI® infusion, 3 occurred due to disease progression, and 16 occurred due to adverse events. The most common adverse events were due to infection (n=12).

CYTOKINE RELEASE SYNDROME (CRS), including fatal or life-threatening reactions, occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® for RRMM in the CARTITUDE-1 & 4 studies (N=285), CRS occurred in 84% (238/285), including ≥ Grade 3 CRS (ASCT 2019) in 4% (11/285) of patients. Median time to onset of CRS, any grade, was 7 days (range: 1 to 23 days). CRS resolved in 82% with a median duration of 4 days (range: 1 to 97 days). The most common manifestations of CRS in all patients combined (≥ 10%) included fever (84%), hypotension (29%) and aspartate aminotransferase increased (11%). Serious events that may be associated with CRS include pyrexia, hemophagocytic lymphohistiocytosis, respiratory failure, disseminated intravascular coagulation, capillary leak syndrome, and supraventricular and ventricular tachycardia. CRS occurred in 78% of patients in CARTITUDE-4 (3% Grade 3 to 4) and in 95% of patients in CARTITUDE-1 (4% Grade 3 to 4). Identify CRS based on clinical presentation. Evaluate for and treat other causes of fever, hypoxia, and hypotension. CRS has been reported to be associated with findings of HLH/MAS, and the physiology of the syndromes may overlap. HLH/MAS is a potentially life-threatening condition. In patients with progressive symptoms of CRS or refractory CRS despite treatment, evaluate for evidence of HLH/MAS. Please see Section 5.4; Hemophagocytic Lymphohistiocytosis (HLH)/Macrophage Activation Syndrome (MAS).

Ensure that a minimum of two doses of tocilizumab are available prior to infusion of CARVYKTI®.

Of the 285 patients who received CARVYKTI® in clinical trials, 53% (150/285) patients received tocilizumab; 35% (100/285) received a single dose, while 18% (50/285) received more than 1 dose of tocilizumab. Overall, 14% (39/285) of patients received at least one dose of corticosteroids for treatment of CRS.

Monitor patients at least daily for 10 days following CARVYKTI® infusion at a REMS-certified healthcare facility for signs and symptoms of CRS. Monitor patients for signs or symptoms of CRS for at least 4 weeks after infusion. At the first sign of CRS, immediately institute treatment with supportive care, tocilizumab, or tocilizumab and corticosteroids.

Counsel patients to seek immediate medical attention should signs or symptoms of CRS occur at any time.

NEUROLOGIC TOXICITIES, which may be severe, life-threatening, or fatal, occurred following treatment with CARVYKTI®. Neurologic toxicities included ICANS, neurologic toxicity with signs and symptoms of parkinsonism, GBS, immune mediated myelitis, peripheral neuropathies, and cranial nerve palsies. Counsel patients on the signs and symptoms of these neurologic toxicities, and on the delayed nature of onset of some of these toxicities. Instruct patients to seek immediate medical attention for further assessment and management if signs or symptoms of any of these neurologic toxicities occur at any time.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies for RRMM, one or more neurologic toxicities occurred in 24% (69/285), including ≥ Grade 3 cases in 7% (19/285) of patients. Median time to onset was 10 days (range: 1 to 101) with 63/69 (91%) of cases developing by 30 days. Neurologic toxicities resolved in 72% (50/69) of patients with a median duration to resolution of 23 days (range: 1 to 544). Of patients developing neurotoxicity, 96% (66/69) also developed CRS. Subtypes of neurologic toxicities included ICANS in 13%, peripheral neuropathy in 7%, cranial nerve palsy in 7%, parkinsonism in 3%, and immune mediated myelitis in 0.4% of the patients.

Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS): Patients receiving CARVYKTI® may experience fatal or life-threatening ICANS following treatment with CARVYKTI®, including before CRS onset, concurrently with CRS, after CRS resolution, or in the absence of CRS.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, ICANS occurred in 13% (36/285), including Grade ≥3 in 2% (6/285) of the patients. Median time to onset of ICANS was 8 days (range: 1 to 28 days). ICANS resolved in 30 of 36 (83%) of patients with a median time to resolution of 3 days (range: 1 to 143 days). Median duration of ICANS was 6 days (range: 1 to 1229 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. Of patients with ICANS, 97% (35/36) had CRS. The onset of ICANS occurred during CRS in 69% of patients, before and after the onset of CRS in 14% of patients respectively.

Immune Effector Cell-associated Neurotoxicity Syndrome (ICANS) occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3) and in 23% of patients in CARTITUDE-1 (3% Grade 3). The most frequent ≥2% manifestations of ICANS included encephalopathy (12%), aphasia (4%), headache (3%), motor dysfunction (3%), ataxia (2%), and sleep disorder (2%) [see Adverse Reactions (6.1)].

Monitor patients at least daily for 10 days following CARVYKTI® infusion at the REMS-certified healthcare facility for signs and symptoms of ICANS. Rule out other causes of ICANS symptoms. Monitor patients for signs or symptoms of ICANS for at least 4 weeks after infusion and treat promptly. Neurologic toxicity should be managed with supportive care and/or corticosteroids as needed [see Dosage and Administration (2.3)].

Parkinsonism: Neurologic toxicity with parkinsonism has been reported in clinical trials of CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, parkinsonism occurred in 3% (8/285), including Grade ≥ 3 in 2% (5/285) of the patients. Median time to onset of parkinsonism was 56 days (range: 14 to 914 days). Parkinsonism resolved in 1 of 8 (13%) of patients with a median time to resolution of 523 days. Median duration of parkinsonism was 243.5 days (range: 62 to 720 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. The onset of parkinsonism occurred after CRS for all patients and after ICANS for 6 patients.

Parkinsonism occurred in 1% of patients in CARTITUDE-4 (no Grade 3 to 4) and in 6% of patients in CARTITUDE-1 (4% Grade 3 to 4).

Manifestations of parkinsonism included movement disorders, cognitive impairment, and personality changes. Monitor patients for signs and symptoms of parkinsonism that may be delayed in onset and managed with supportive care measures. There is limited efficacy information with medications used for the treatment of Parkinson’s disease for the improvement or resolution of parkinsonism symptoms following CARVYKTI® treatment.

Guillain-Barré Syndrome: A fatal outcome following GBS occurred following treatment with CARVYKTI® despite treatment with intravenous immunoglobulins. Symptoms reported include those consistent with Miller-Fisher variant of GBS, encephalopathy, motor weakness, speech disturbances, and polyradiculoneuritis.

Monitor for GBS. Evaluate patients presenting with peripheral neuropathy for GBS. Consider treatment of GBS with supportive care measures and in conjunction with immunoglobulins and plasma exchange, depending on severity of GBS.

Immune Mediated Myelitis: Grade 3 myelitis occurred 25 days following treatment with CARVYKTI® in CARTITUDE-4 in a patient who received CARVYKTI® as subsequent therapy. Symptoms reported included hypoesthesia of the lower extremities and the lower abdomen with impaired sphincter control. Symptoms improved with the use of corticosteroids and intravenous immune globulin. Myelitis was ongoing at the time of death from other cause.

Peripheral Neuropathy occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, peripheral neuropathy occurred in 7% (21/285), including Grade ≥3 in 1% (3/285) of the patients. Median time to onset of peripheral neuropathy was 57 days (range: 1 to 914 days). Peripheral neuropathy resolved in 11 of 21 (52%) of patients with a median time to resolution of 58 days (range: 1 to 215 days). Median duration of peripheral neuropathy was 149.5 days (range: 1 to 692 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off.

Peripheral neuropathies occurred in 7% of patients in CARTITUDE-4 (0.5% Grade 3 to 4) and in 7% of patients in CARTITUDE-1 (2% Grade 3 to 4). Monitor patients for signs and symptoms of peripheral neuropathies. Patients who experience peripheral neuropathy may also experience cranial nerve palsies or GBS.

Cranial Nerve Palsies occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, cranial nerve palsies occurred in 7% (19/285), including Grade ≥3 in 1% (1/285) of the patients. Median time to onset of cranial nerve palsies was 21 days (range: 17 to 101 days). Cranial nerve palsies resolved in 17 of 19 (89%) of patients with a median time to resolution of 66 days (range: 1 to 209 days). Median duration of cranial nerve palsies was 70 days (range: 1 to 262 days) in all patients including those with ongoing neurologic events at the time of death or data cut-off. Cranial nerve palsies occurred in 9% of patients in CARTITUDE-4 (1% Grade 3 to 4) and in 3% of patients in CARTITUDE-1 (1% Grade 3 to 4).

The most frequent cranial nerve affected was the 7th cranial nerve. Additionally, cranial nerves III, V, and VI have been reported to be affected.

Monitor patients for signs and symptoms of cranial nerve palsies. Consider management with systemic corticosteroids, depending on the severity and progression of signs and symptoms.

HEMOPHAGOCYTIC LYMPHOHISTIOCYTOSIS (HLH)/MACROPHAGE ACTIVATION SYNDROME (MAS): Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, HLH/MAS occurred in 1% (3/285) of patients. All events of HLH/MAS had onset within 99 days of receiving CARVYKTI®, with a median onset of 10 days (range: 8 to 99 days) and all occurred in the setting of ongoing or worsening CRS. The manifestations of HLH/MAS included hyperferritinemia, hypotension, hypoxia with diffuse alveolar damage, coagulopathy and hemorrhage, cytopenia, and multi-organ dysfunction, including renal dysfunction and respiratory failure.

Patients who develop HLH/MAS have an increased risk of severe bleeding. Monitor hematologic parameters in patients with HLH/MAS and transfuse per institutional guidelines. Fatal cases of HLH/MAS occurred following treatment with CARVYKTI®.

HLH is a life-threatening condition with a high mortality rate if not recognized and treated early. Treatment of HLH/MAS should be administered per institutional standards.

CARVYKTI® REMS: Because of the risk of CRS and neurologic toxicities, CARVYKTI® is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the CARVYKTI® REMS.

Further information is available at https://www.carvyktirems.com or 1-844-672-0067.

PROLONGED AND RECURRENT CYTOPENIAS: Patients may exhibit prolonged and recurrent cytopenias following lymphodepleting chemotherapy and CARVYKTI® infusion. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, Grade 3 or higher cytopenias not resolved by day 30 following CARVYKTI® infusion occurred in 62% (176/285) of the patients and included thrombocytopenia 33% (94/285), neutropenia 27% (76/285), lymphopenia 24% (67/285) and anemia 2% (6/285). After Day 60 following CARVYKTI® infusion 22%, 20%, 5%, and 6% of patients had a recurrence of Grade 3 or 4 lymphopenia, neutropenia, thrombocytopenia, and anemia respectively, after initial recovery of their Grade 3 or 4 cytopenia. Seventy-seven percent (219/285) of patients had one, two, or three or more recurrences of Grade 3 or 4 cytopenias after initial recovery of Grade 3 or 4 cytopenia. Sixteen and 25 patients had Grade 3 or 4 neutropenia and thrombocytopenia, respectively, at the time of death.

Monitor blood counts prior to and after CARVYKTI® infusion. Manage cytopenias with growth factors and blood product transfusion support according to local institutional guidelines.

INFECTIONS: CARVYKTI® should not be administered to patients with active infection or inflammatory disorders. Severe, life-threatening, or fatal infections, occurred in patients after CARVYKTI® infusion.

Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, infections occurred in 57% (163/285), including ≥Grade 3 in 24% (69/285) of patients. Grade 3 or 4 infections with an unspecified pathogen occurred in 12%, viral infections in 6%, bacterial infections in 5%, and fungal infections in 1% of patients. Overall, 5% (13/285) of patients had Grade 5 infections, 2.5% of which were due to COVID-19. Patients treated with CARVYKTI® had an increased rate of fatal COVID-19 infections compared to the standard therapy arm.

Monitor patients for signs and symptoms of infection before and after CARVYKTI® infusion and treat patients appropriately. Administer prophylactic, pre-emptive, and/or therapeutic antimicrobials according to the standard institutional guidelines. Febrile neutropenia was observed in 5% of patients after CARVYKTI® infusion and may be concurrent with CRS. In the event of febrile neutropenia, evaluate for infection and manage with broad-spectrum antibiotics, fluids, and other supportive care, as medically indicated. Counsel patients on the importance of prevention measures. Follow institutional guidelines for the vaccination and management of immunocompromised patients with COVID-19.

Viral Reactivation: Hepatitis B virus (HBV) reactivation, in some cases resulting in fulminant hepatitis, hepatic failure, and death, can occur in patients with hypogammaglobulinemia. Perform screening for Cytomegalovirus (CMV), HBV, hepatitis C virus (HCV), human immunodeficiency virus (HIV), or any other infectious agents if clinically indicated in accordance with clinical guidelines before collection of cells for manufacturing. Consider antiviral therapy to prevent viral reactivation per local institutional guidelines/clinical practice.

HYPOGAMMAGLOBULINEMIA: can occur in patients receiving treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, hypogammaglobulinemia adverse event was reported in 36% (102/285) of patients; laboratory IgG levels fell below 500mg/dl after infusion in 93% (265/285) of patients.

Hypogammaglobulinemia either as an adverse reaction or laboratory IgG level below 500mg/dl, after infusion occurred in 94% (267/285) of patients treated. Fifty-six percent (161/285) of patients received intravenous immunoglobulin (IVIG) post CARVYKTI® for either an adverse reaction or prophylaxis.

Monitor immunoglobulin levels after treatment with CARVYKTI® and administer IVIG for IgG <400 mg/dL. Manage per local institutional guidelines, including infection precautions and antibiotic or antiviral prophylaxis.

Use of Live Vaccines: The safety of immunization with live viral vaccines during or following CARVYKTI® treatment has not been studied. Vaccination with live virus vaccines is not recommended for at least 6 weeks prior to the start of lymphodepleting chemotherapy, during CARVYKTI® treatment, and until immune recovery following treatment with CARVYKTI®.

HYPERSENSITIVITY REACTIONS occurred following treatment with CARVYKTI®. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, hypersensitivity reactions occurred in 5% (13/285), all of which were ≤ Grade 2. Manifestations of hypersensitivity reactions included flushing, chest discomfort, tachycardia, wheezing, tremor, burning sensation, non-cardiac chest pain, and pyrexia.

Serious hypersensitivity reactions, including anaphylaxis, may be due to the dimethyl sulfoxide (DMSO) in CARVYKTI®. Patients should be carefully monitored for 2 hours after infusion for signs and symptoms of severe reaction. Treat promptly and manage patients appropriately according to the severity of the hypersensitivity reaction.

SECONDARY MALIGNANCIES: Patients treated with CARVYKTI® may develop secondary malignancies. Among patients receiving CARVYKTI® in the CARTITUDE-1 & 4 studies, myeloid neoplasms occurred in 5% (13/285) of patients (9 cases of myelodysplastic syndrome, 3 cases of acute myeloid leukemia, and 1 case of myelodysplastic syndrome followed by acute myeloid leukemia). The median time to onset of myeloid neoplasms was 447 days (range: 56 to 870 days) after treatment with CARVYKTI®. Ten of these 13 patients died following the development of myeloid neoplasms; 2 of the 13 cases of myeloid neoplasm occurred after initiation of subsequent antimyeloma therapy. Cases of myelodysplastic syndrome and acute myeloid leukemia have also been reported in the post-marketing setting. T-cell malignancies have occurred following treatment of hematologic malignancies with BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies, including CARVYKTI®. Mature T-cell malignancies, including CAR-positive tumors, may present as soon as weeks following infusions and may include fatal outcomes.

Monitor life-long for secondary malignancies. In the event that a secondary malignancy occurs, contact Janssen Biotech, Inc. at 1-800-526-7736 for reporting and to obtain instructions on collection of patient samples.

EFFECTS ON ABILITY TO DRIVE AND USE MACHINES: Due to the potential for neurologic events, including altered mental status, seizures, neurocognitive decline, or neuropathy, patients receiving CARVYKTI® are at risk for altered or decreased consciousness or coordination in the 8 weeks following CARVYKTI® infusion. Advise patients to refrain from driving and engaging in hazardous occupations or activities, such as operating heavy or potentially dangerous machinery during this initial period, and in the event of new onset of any neurologic toxicities.

ADVERSE REACTIONS

The most common nonlaboratory adverse reactions (incidence greater than 20%) are pyrexia, cytokine release syndrome, hypogammaglobulinemia, hypotension, musculoskeletal pain, fatigue, infections-pathogen unspecified, cough, chills, diarrhea, nausea, encephalopathy, decreased appetite, upper respiratory tract infection, headache, tachycardia, dizziness, dyspnea, edema, viral infections, coagulopathy, constipation, and vomiting. The most common Grade 3 or 4 laboratory adverse reactions (incidence greater than or equal to 50%) include lymphopenia, neutropenia, white blood cell decreased, thrombocytopenia, and anemia.

Please read full Prescribing Information, including Boxed Warning, for CARVYKTI®.

ABOUT CARVYKTI® (CILTACABTAGENE AUTOLEUCEL; CILTA-CEL)

Ciltacabtagene autoleucel is a BCMA-directed, genetically modified autologous T-cell immunotherapy, which involves reprogramming a patient’s own T-cells with a transgene encoding a chimeric antigen receptor (CAR) that identifies and eliminates cells that express BCMA. The cilta-cel CAR protein features two BCMA-targeting single domain antibodies designed to confer high avidity against human BCMA. Upon binding to BCMA-expressing cells, the CAR promotes T-cell activation, expansion, and elimination of target cells.1

In December 2017, Legend Biotech entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. (Janssen), a Johnson & Johnson company, to develop and commercialize cilta-cel. In February 2022, cilta-cel was approved by the U.S. Food and Drug Administration (FDA) under the brand name CARVYKTI® for the treatment of adults with relapsed or refractory multiple myeloma. In April 2024, cilta-cel was approved for the second-line treatment of patients with relapsed/refractory myeloma who have received at least one prior line of therapy including a proteasome inhibitor, an immunomodulatory agent, and are refractory to lenalidomide.

In May 2022, the European Commission (EC) granted conditional marketing authorization of CARVYKTI® for the treatment of adults with relapsed and refractory multiple myeloma. In September 2022, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved CARVYKTI®. Cilta-cel was granted Breakthrough Therapy Designation in the U.S. in December 2019 and in China in August 2020. In addition, cilta-cel received a PRIority MEdicines (PRIME) designation from the European Commission in April 2019. Cilta-cel also received Orphan Drug Designation from the U.S. FDA in February 2019, from the European Commission in February 2020, and from the Pharmaceuticals and Medicinal Devices Agency (PMDA) in Japan in June 2020. In March 2022, the European Medicines Agency’s Committee for Orphan Medicinal Products recommended by consensus that the orphan designation for cilta-cel be maintained on the basis of clinical data demonstrating improved and sustained complete response rates following treatment.

ABOUT CARTITUDE-1

CARTITUDE-1 (NCT03548207) is a Phase 1b/2, open-label, multicenter study evaluating the safety and efficacy of cilta-cel in adults with relapsed and/or refractory with multiple myeloma who have received at least 3 prior lines of therapy or are double refractory to a PI and IMiD, received a PI, an IMiD, and anti-CD38 antibody and documented disease progression within 12 months of starting the most recent therapy. The primary objective of the Phase 1b portion of the study was to characterize the safety and confirm the recommended Phase 2 dose of cilta-cel, informed by the first-in-human study with LCAR-B38M CAR-T cells (LEGEND-2). The Phase 2 portion further evaluated the efficacy of cilta-cel with overall response rate as the primary endpoint.2

ABOUT CARTITUDE-4

CARTITUDE-4 (NCT04181827) is an ongoing, international, randomized, open-label Phase 3 study evaluating the efficacy and safety of cilta-cel versus pomalidomide, bortezomib and dexamethasone (PVd) or daratumumab, pomalidomide and dexamethasone (DPd) in adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, including a PI and an IMiD.3

ABOUT LB1908

NCT05539430 is a Phase 1, open label, dose escalation, multicenter study to evaluate Claudin 18.2-targeting CAR-T cells (LB1908) in adult patients with unresectable, locally advanced or metastatic gastric, gastroesophageal junction, esophageal, or pancreatic adenocarcinoma.4

ABOUT LB2102

NCT05680922 is a Phase 1, first-in-human, open-label, multicenter, dose escalation and expansion study of DLL3-targeted chimeric antigen receptor T-cells (LB2102) in patients with extensive stage small cell lung cancer or large cell neuroendocrine lung cancer.5

ABOUT MULTIPLE MYELOMA

Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.6 In 2024, it is estimated that more than 35,000 people will be diagnosed with multiple myeloma, and more than 12,000 people will die from the disease in the U.S.7 While some patients with multiple myeloma initially have no symptoms, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections.8

ABOUT GASTRIC, ESOPHAGEAL AND PANCREATIC CANCERS

Stomach, esophageal and pancreatic cancers affect the tissue or glands lining these organs. They are often diagnosed when the diseases have progressed to advanced stages. In the U.S., there are an estimated 123,920 people living with stomach cancer and 49,084 living with esophageal cancers.9,10 An estimated 89,248 people in the U.S. live with pancreatic cancer. While all three cancers are treatable, the five-year survival rate is just 32% for gastric cancer; 20% for esophageal cancer; and 11.5% for pancreatic cancer, with definitive treatment at all stages of progression.11,12,13

ABOUT SMALL CELL LUNG CANCER

Lung cancer is a leading cause of cancer deaths, contributing to 25 percent of all cancer-related fatalities annually in the United States.14 Small cell lung cancer (SCLC) is the most aggressive, and accounts for roughly 10-15 percent of lung cancer cases in the United States.15,16 An estimated 30,000 to 35,000 people are newly diagnosed with the disease each year.16 This cancer becomes more difficult to treat once it has spread and becomes extensive stage SCLC. Approximately 60 to 70 percent of SCLC patients are diagnosed with metastatic SCLC.15,17

ABOUT LEGEND BIOTECH

With over 2,600 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at www.legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for CARVYKTI® and its therapeutic potential; statements related to the potential results from ongoing studies in the CARTITUDE clinical development program; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

‡ Sundar Jagannath, M.D., Network Director, Multiple Myeloma Center of Excellence for Multiple Myeloma at The Tisch Cancer Institute, Icahn School of Medicine at Mount Sinai, New York, has provided consulting, advisory, and speaking services to Legend Biotech; has not been paid for any media work.

INVESTOR CONTACT:

Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:

MaryAnn Ondish
Tel: (914) 552-4625
media@legendbiotech.com

REFERENCES

_____________________

1 CARVYKTI™ Prescribing Information. Horsham, PA: Janssen Biotech, Inc.
2 ClinicalTrials.gov. A Study of JNJ-68284528, a Chimeric Antigen Receptor T Cell (CAR-T) Therapy Directed Against B-Cell Maturation Antigen (BCMA) in Participants With Relapsed or Refractory Multiple Myeloma (CARTITUDE-1). Available at: https://clinicaltrials.gov/ct2/show/NCT03548207 Accessed October 2022.
3 ClinicalTrials.Gov. A Study Comparing JNJ-68284528, a CAR-T Therapy Directed Against B-cell Maturation Antigen (BCMA), Versus Pomalidomide, Bortezomib and Dexamethasone (PVd) or Daratumumab, Pomalidomide and Dexamethasone (DPd) in Participants With Relapsed and Lenalidomide-Refractory Multiple Myeloma (CARTITUDE-4). https://www.clinicaltrials.gov/study/NCT04181827. Accessed March 2024.
4 ClinicalTrials.gov. Claudin 18.2-Targeted Chimeric Antigen Receptor T-cells in Subjects With Unresectable, Locally Advanced, or Metastatic Gastric, Gastroesophageal Junction (GEJ), Esophageal, or Pancreatic Adenocarcinoma. Available at: https://clinicaltrials.gov/study/NCT05539430. Accessed May 2025
5 ClinicalTrials.gov. DLL3-Directed Chimeric Antigen Receptor T-cells in Subjects With Extensive Stage Small Cell Lung Cancer. Available at: https://www.clinicaltrials.gov/study/NCT05680922. Accessed May 2025
6 American Cancer Society. ”What is Multiple Myeloma?”. Available at: https://www.cancer.org/cancer/types/multiple-myeloma/about/what-is-multiple-myeloma.html. Accessed March 2024.
7 American Cancer Society. “Key Statistics About Multiple Myeloma.” Available at: https://www.cancer.org/cancer/types/multiple-myeloma/about/key-statistics.html. Accessed March 2024
8 American Cancer Society. Multiple myeloma: early detection, diagnosis, and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/Public/8740.00.pdf. Accessed March 2023.
9 Surveillance, Epidemiology, and End Results (SEER) Program. https://seer.cancer.gov/statfacts/html/stomach.html. Accessed May 2022.
10 Surveillance, Epidemiology, and End Results (SEER) Program. https://seer.cancer.gov/statfacts/html/esoph.html.
Accessed May 2022.
11 American Cancer Society. https://www.cancer.org/cancer/stomach-cancer/detection-diagnosis-staging/survival-rates.html. Accessed May 2022.
12 American Cancer Society. https://www.cancer.org/cancer/esophagus-cancer/detection-diagnosis-staging/survival-rates.html.Accessed May 2022.
13 Surveillance, Epidemiology, and End Results (SEER) Program.
https://seer.cancer.gov/statfacts/html/pancreas.html. Accessed May 2022.
14 American Cancer Society. “Key Statistics for Lung Cancer.” https://www.cancer.org/cancer/lung-cancer/about/key-statistics.html. Accessed November 2022.
15 Byers LA, Rudin CM. Small cell lung cancer: where do we go from here? Cancer. 2015;121(5):664-72.
16 Rare Diseases. “Rare Disease Database.” https://rarediseases.org/rare-diseases/small-cell-lung-cancer. Accessed November 2022.
17 Gong J, Salgia R. Managing patients with relapsed small-cell lung cancer. J Oncol Pract. 2018;14(6):359-66.